Exhibit 12

INTERNAP CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Earnings:
Loss before provision for income taxes	$(124,382)	$(52,303)	$(41,114)	$(20,328)	$(4,085)
Fixed charges	36,498	33,330	32,234	16,663	13,632
Interest capitalized during the period	(459)	(419)	(522)	(501)	(606)

Total earnings (losses):	$(88,343)	$(19,392)	$(9,402)	$(4,166)	$8,941

Fixed charges:
Interest expense, including interest on capital leases	$30,909	$27,596	$26,742	$11,346	$7,566
Estimate of interest within rental expense	5,130	5,315	4,970	4,816	5,460
Interest capitalized during the period	459	419	522	501	606
Total fixed charges	$36,498	$33,330	$32,234	$16,663	$13,632
Ratio of earnings to fixed charges (a)	—	—	—	—	0.65

For purposes of computing the above ratios, “earnings” consist of income (loss) from continuing operations before income taxes, noncontrolling interests and cumulative effect of accounting changes, plus fixed charges and the amortization of capitalized interest. “Fixed charges” consist of interest incurred on indebtedness (which does not include interest on income taxes, which is recorded in income taxes), fees and expenses plus one-third of the rental expense from operating leases, which management believes is a reasonable approximation of the interest component of rental expense.

(a)	In 2016, 2015, 2014, 2013 and 2012, we incurred losses from operations, and as a result, our earnings were insufficient to cover our fixed charges by $124.4 million, $52.3 million, $41.4 million, $20.3 million and $4.1 million, respectively.